EXHIBIT 99.1

Transcript of Mallinckrodt plc Conference Call to Discuss its Acquisition of Cadence Pharmaceuticals, Inc.

February 11, 2014

John Moten - Mallinckrodt plc - VP of IR

Welcome to today’s special call which we have scheduled for 30 minutes. This is John Moten, Vice President of Investor Relations for Mallinckrodt plc. Joining me today are Mark Trudeau, President & Chief Executive Officer; and Matt Harbaugh, Senior Vice President & Chief Financial Officer.

Today, we will be making some forward-looking statements and it is possible that actual results could be materially different from our current expectations. Please note that we’re under no obligation to update the information contained in these forward-looking statements even if actual results or future expectations change materially. We ask you to please refer to the cautionary statements contained in our SEC filings for more detailed explanation of the inherent limitations of such forward-looking statements.

Earlier today, Mallinckrodt issued a press release announcing that we have entered into a definitive agreement to acquire Cadence Pharmaceuticals. The release is available on our website at www. Mallinckrodt.com, along with a brief slide presentation. A replay of today’s call will be available beginning shortly after the call concludes and for the next week on the investor relations section of our website.

Please remember that until the transaction closes, there are limits to how extensively we will be able to answer questions related to Cadence and we may need to refer you to their publicly available documents or to the Cadence organization. I will now turn the call over to Mark Trudeau.

Mark Trudeau - Mallinckrodt plc - CEO & President

Thanks John and good morning. Today is yet another exciting day for Mallinckrodt as we announce plans for our first major transaction since becoming an independent company just seven short months ago.

I’d now like to walk you through some of the details. As announced, today we entered into a definitive agreement to acquire Cadence Pharmaceuticals, Inc. A company focused on products principally for use in the hospital setting. This proposed acquisition of Cadence for $14 per share in cash or $1.3 billion on a fully diluted basis, is expected to be immediately accretive to our FY14 adjusted diluted earnings per share and significantly accretive to our FY15 adjusted diluted earnings per share.

At the core of Cadence is OFIRMEV, a proprietary intravenous formulation of acetaminophen licensed by Cadence in 2006 from Bristol-Myers Squibb. Approved by the FDA for use in the US in November 2010, OFIRMEV is indicated for the management of mild to moderate pain, the management of moderate to severe pain with adjunctive opioid analgesics and the reduction of fever. The product has been doing well in the US and has recently been approved in Canada.

This transaction accelerates growth in Mallinckrodt’s Specialty Pharmaceuticals segment in key ways. First, we add another powerful growth product, OFIRMEV, to the segments robust portfolio of core controlled substance generics and our growing roster of brands like EXALGO, Gablofen, PENNSAID 2% and if approved, XARTEMIS XR and longer term MNK-155.

Additionally, with the strong presence Cadence has established in the adjacent hospital market, the acquisition adds another potential growth dimension for us in specialty pharma. Providing Mallinckrodt an opportunity to expand the Company’s reach and penetration in this important channel.

This acquisition is also consistent with our mission to become a leading high-growth specialty pharmaceuticals company and the ongoing business development strategy we have outlined to achieve that mission. And it’s aligned with the clear strategic BD&L objectives that we have defined to accelerate growth especially within our Specialty Pharmaceuticals segment to opportunities that fit well with our core strengths, drive profit and are immediately accretive to adjusted diluted net earnings per share. We believe this is an excellent example of that strategy.

Additionally, given the geographic and channel concentration of the Cadence business, we believe the integration of this acquisition into our Specialty Pharmaceutical segment is likely to be relatively straightforward similar to our experience with the intrathecal business we acquired in 2012.

Now let me spend a little time talking to you about OFRIMEV itself. In the roughly three years since this January 2011 US launch, Cadence has made good inroads with OFIRMEV. Currently on formulary in more than 2,350 US hospitals, OFIRMEV is primarily used today in patients undergoing surgical procedures and has been used to treat an estimated 6 to 7 million patients. We’ve been impressed with the strong relationships that Cadence commercial team has established with their hospital customers. And believe that their presence in this adjacent market adds another channel for Mallinckrodt to drive growth in our Specialty Pharmaceuticals segment.

OFIRMEV’s efficacy, safety and potential health economics benefits represent significant value yet to be unlocked. And we believe we can increase its trajectory under the Mallinckrodt umbrella to achieve the full potential of the product in at least two key areas. Through increased hospital formulary penetration and broader physician utilization with views across more hospital departments than the current base. And of course as one of the world’s largest producers of acetaminophen, Mallinckrodt has provided the raw material for OFIRMEV since its launch.

To sum it up, we believe this transaction is financially sound and a great immediate strategic fit. Further, we believe that we can escalate the success that Cadence has achieved with OFRIMEV to date. But perhaps more importantly we also feel strongly that this acquisition has the potential to create additional depth and breath for our specialty pharmaceutical growth strategy, strengthening our presence in hospitals by building on the foundation Cadence has established in this important adjacent channel.

As we’ve highlighted previously, Mallinckrodt is a company with core strength and a long successful history in making and marketing safe and effective medications for people with pain. And equally strong expertise in acetaminophen bulk drug manufacturing and a business strategy to accelerate growth in our Specialty Pharmaceutical segment. We believe that we’re in a great position to achieve the full intrinsic value of OFIRMEV in the marketplace and use the strong hospital presence Cadence has established to create a new growth driver for our Company.

Now I’ll turn the call over to Matt who’ll provide a more detailed view of the acquisition.

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

Thanks Mark and let me add my welcome to everyone on the call this morning. Before I start it’s important to be clear that the updated guidance we announced last week does not reflect the proposed Cadence acquisition. We will be updating our guidance in the future to reflect the accretive nature of this acquisition.

We will commence a tender offer to acquire all outstanding shares of Cadence Pharmaceuticals, Inc., for $14 per share in cash or approximately $1.3 billion on a fully diluted basis which represents a 32% premium to the trailing 30-trading-day volume weighted average price, or VWAP, of $10.62 per share of Cadence. We plan to complete the acquisition using a combination of debt financing and cash on hand with the debt comprised of a senior secured term loan facility.

Subject to successful completion of the tender offer and expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act, we expect the transaction to close in mid- to late-March. And it is expected that it will be immediately accretive to our FY14 adjusted diluted earnings per share and significantly accretive to our FY15 adjusted diluted earnings per share. Immediately following the completion of the tender offer, Cadence will be merged into our business and we will acquire all remaining Cadence Pharmaceutical shares for the same $14 per share in cash.

As Mark mentioned, OFIRMEV has been doing well here in the United States. Last month Cadence reported expected net sales of $110.5 million for calendar year 2013 that ended December 31 compared to 2012 reported OFRIMEV net product revenues of $50.1 million. We’re comfortable that the underlying cash generating capabilities of Mallinckrodt combined with the potential of OFRIMEV will provide us with significant income and generate cash growth in the coming years.

Now I’ll turn the call back over to Mark.

Mark Trudeau - Mallinckrodt plc - CEO & President

Thanks Matt. Now before we take your questions, I would like to reiterate a few key points.

The strong start we’ve had in our underlying business in FY14, which we shared with you on our first-quarter earnings call last week coupled with the Cadence acquisition announced today, further demonstrates our commitment to growing our Specialty Pharmaceutical segment quickly. OFIRMEV is an outstanding addition to our brands business and the acquisition of Cadence will expand our presence in the hospital channel. We believe Mallinckrodt is well positioned to further accelerate the trajectory of OFRIMEV and realize the full value of this product in the marketplace.

Again as John mentioned, we do have some limitations today as to the extent to which we will be able to answer questions related to Cadence and may need to refer you to their public documents or the Cadence organization to answer some of those questions. Now I’ll ask the operator to open the line for questions.

QUESTION AND ANSWER

Operator

The first question comes from Jason Gerberry of Leerink Partners.

Jason Gerberry - Leerink Partners - Analyst

Congratulations on the deal. My first question relates to the synergies you hope to capture from this transaction, if you can talk a little bit about whether you believe you are right-sized in the hospital setting, or some of the costs that you will need to retain.

It looks like Cadence has about 130 sales reps. I presume they need to stay, but any comments you can provide on the synergies would be helpful.

My follow-up would be if you can comment on the durability of the asset. It looks like there are a number of Paragraph IV litigants out there, and the settlement with Perrigo to launch in 2020.

Can you just confirm — our understanding of the life of this product, and how investors should think about your ability to monetize the assets beyond the next six years? Thanks.

Mark Trudeau - Mallinckrodt plc - CEO & President

Thanks, Jason. Let me start first of all with the synergies, and I will ask Matt to join me on this piece of it, and then we will talk about the durability of the assets.

First of all, clearly as we mentioned before, one of our objectives at Mallinckrodt was to create a number of different platforms for growth. We articulated in our base business that we have the specialty generics business, which as you see, is poised to grow nicely this year, and also, we have been developing our branded pain portfolio, which right now is Exalgo, and now Pennsaid 2%, that we hope to bring Xartemis XR to the market, and later MNK-155, and clearly that portfolio of branded pain products, which primarily today in the oral office space, is likely to be a significant growth driver for us in the future.

With the acquisition of Cadence and the addition of OFIRMEV, we are now adding what I will call a third platform for growth for the business. While we have some presence in the hospital sector with our imaging business and with our intrathecal portfolio, part of the reason to bring the Cadence business on board was to create that hospital presence, and so clearly, we’re going to be keeping the commercial platform that Cadence has established to enable us to fully exploit that hospital channel.

We love the fact that OFIRMEV is in pain in the hospital, because we know the pain space well. We also know the acetaminophen molecule extremely well. We have been the supplier for Cadence since they launched, so if anybody knows acetaminophen, it is Mallinckrodt.

Now we have the opportunity to take our expertise and apply it to an adjacent channel strategy, that being the hospital channel, where again, the competitive space tends to be less intensive. We think this is a great opportunity both short and long-term.

OFIRMEV offers us a nice opportunity to drive top line growth and improve our profitability, which is a big objective, and that is why we think the acquisition is likely to be accretive, but we also think that, over the long-term we can continue to build out that adjacent hospital channel. With regards to the synergies, then of course, if you look at Cadence’s construction, the commercial side of the business we will be retaining, obviously, there are likely to be some G&A synergies, as well as some tax synergies, and maybe I can ask Matt to articulate those just a bit more.

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

Yes. So as Mark mentioned, there will be some modest G&A synergies for areas where there is overlapping work being done. Obviously, these are two publicly-traded companies. From a tax viewpoint, we feel this transaction is very advantageous for Mallinckrodt, it will give us an opportunity to further find ways to reduce our tax rate over time, albeit it will be gradual.

Mark Trudeau - Mallinckrodt plc - CEO & President

Let’s take then the durability of the asset, and again, I can only refer you at this point to what is publicly available. Clearly, there have been a number of Paragraph IV filers regarding the OFIRMEV asset, and I think Cadence has demonstrated that they have been able to settle successfully, or in one case, win, and be successful in defending their patent estate around OFIRMEV, so I think that gives us great confidence that the asset is durable.

Of course, over time, one of the opportunities that we see Mallinckrodt bringing to the fold as well is, is in addition to our expertise in controlled substances and our knowledge of acetaminophen manufacturing, we are also excellent formulators, as you know. So, longer term there is likely to be an opportunity for us to consider other formulations of the OFIRMEV asset.

Jason Gerberry - Leerink Partners - Analyst

Great. Thank you.

Operator

The next question comes from Gary Nachman from Goldman Sachs.

Roger Kumar - Goldman Sachs - Analyst

This is Roger Kumar in for Gary. Was wondering if you could talk about the mix of cash and debt that you are going to be using, what kind of cost of debt you are expecting, where you think the leverage is going to be after the deal, and maybe just a little bit on what kind of capacity you still have for doing more deals after this? Thanks.

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

Thank you for the question. As we highlighted in our release this morning, we are going to use some of the cash that we have on the balance sheet, but the lion’s share of this will be funded through bank debt.

As I’m sure you are aware, the rates are very attractive out there. We feel that debt financing makes a ton of sense for this particular transaction. While there is more room to do further acquisitions, should we want to proceed with those, clearly this is a very significant acquisition for us from a dollars perspective, so we will be very cautious as we move forward, as it relates to the trade-off between how we do acquisitions in the future.

Mark Trudeau - Mallinckrodt plc - CEO & President

I think the other thing for us to think about is we still do have capacity to do things near-term, but of course, long-term as well. One of the great things about Mallinckrodt, as we have been able to demonstrate to you, is we can generate a fair bit of cash out of our business, and certainly, the OFIRMEV acquisition, we believe, is going to help us increase that capability.

The other thing that we like, clearly, is that there is likely to be an opportunity for us to consider now a wider variety of assets. Some of those assets could be smaller or larger in size, particularly as we consider other things in the hospital, now.

So I think we have got certainly capacity remaining in the short-term. We will have significant enhanced capacity over the long-term, and most importantly, we’ve got a much broader field to consider, when we think about other acquisitions going forward.

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

And in summary, I would also add that since this is significantly accretive, as we move forward, particularly in 2015 and beyond, clearly the cash generating capabilities of the combined companies increases, which also further gives us capacity, in keeping with what Mark just outlined for you.

Roger Kumar - Goldman Sachs - Analyst

Okay, great. Where do you expect the leverage ratio to be after the deal closes?

Matt Harbaugh - Mallinckrodt plc- SVP & CFO

We would be in the upper 4s.

Roger Kumar - Goldman Sachs - Analyst

Great. Thank you.

Operator

The next question comes from Sumant Kulkami of Bank of America Merrill Lynch.

Sumant Kulkami - BofA Merrill Lynch - Analyst

Could you give us some color on the gross margin on this product, especially given that you have a significant acetaminophen API presence?

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

Sure. The gross profit as a percent of sales is very attractive with Cadence. It is one of the things we really like about this asset.

As we have mentioned since before the spin, and after the spin, we’re always looking for opportunities to drive our gross profit as a percent of sales up over time. As evidenced by, in the first quarter, we were able to grow our gross profit as a percent of sales by a full percentage. As we see the mix shift in the business moving more towards specialty pharmaceuticals, we should continue to see that gross profit as a percent of sales growing up and the Cadence acquisition really just helps further that goal along.

Mark Trudeau - Mallinckrodt plc - CEO & President

We have been very consistent about our strategy to focus on specialty pharmaceuticals. We would put OFIRMEV and the Cadence acquisition right squarely in that category. Matt is exactly right, this is a product that not only has a very attractive top line growth profile, based on where its current trajectory is heading, but it has a high gross profit as a percent of sales, higher than our corporate average.

The other thing, clearly is that — in terms of SG&A investment around a product like this, it tends to be relatively modest, which means you get relatively good operating margins as well. That is our strategy across the board. We’re looking for products that are much more specialized, so that we can drive profitability, because of the lower requirements for SG&A.

Sumant Kulkami - BofA Merrill Lynch - Analyst

Thank you.

Operator

The next question comes from David Buck of Buckingham Research.

Jim Dawson - Buckingham Research - Analyst

It is Jim Dawson for David Buck. I don’t know if you mentioned this earlier, did you quantify on the synergies, I may have missed it, just on the operating and tax synergies, did you quantify what those could be?

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

We didn’t provide specific guidance on cost synergies. Again, the lion’s share of the investment that Cadence is making is in their selling and marketing function, which we will be retaining. Clearly, by nature of saying that it will be accretive in 2014 and significantly accretive in 2015, there is significant upside here for Mallinckrodt shareowners.

Jim Dawson - Buckingham Research - Analyst

Thank you.

Operator

The next question comes from Anthony Petrone of Jefferies.

Anthony Petrone - Jefferies & Company - Analyst

Just one on the product, and a couple on the accretion side of the equation. One of the growth drivers, I believe, for OFIRMEV, is increasing the doses per patient.

Can you maybe give an update as to where doses per patient is today, and where it can go over the next few years? Then I have a couple of follow-ups.

Mark Trudeau - Mallinckrodt plc - CEO & President

Anthony, we believe there is a number of different ways that the product will grow over time. A chunk of that will be driven by further penetration in the hospital formularies. While there is currently a little over 2,300 — OFIRMEV is on formulary in a little over 2,300 hospitals, there is still plenty of room for us to go to more hospitals.

The other thing we find is the product currently tends to be used by a relatively narrow set of users within the hospital. So within a couple of departments in the hospital, whereas there are many, many other surgical opportunities, where OFIRMEV can be used, and we believe there is an opportunity to continue to expand within hospitals, where we already get utilization, or where the product is already used.

Then, there may be an opportunity longer-term to increase the vials per patient, and you would really have to go to Cadence’s information to get the current usage. We believe there is an opportunity, and we have seen this trend.

There is an upward trend in the number of vials used per patient, and we think that hasn’t reached its top end just yet. There are at least three avenues of growth that we can see clearly, that have the potential to increase the revenue, the sales, and the income around the OFIRMEV product.

Anthony Petrone - Jefferies & Company - Analyst

That’s helpful, and just a little different approach on the accretion question. I know you’re not giving much detail there at this time, but in terms of the R&D efforts over at Cadence, maybe if you can speak about that a little bit, and how much transfers over to Mallinckrodt? And then, Matt, on the tax issue, there is been a fair amount of tax losses generated at Cadence, I’m just wondering if any of those transfer over to Mallinckrodt?

Mark Trudeau - Mallinckrodt plc - CEO & President

Let me take the R&D question first, Anthony, and then I’ll ask Matt to address the second question. We think there’s probably a fair amount of synergy between the companies, around the R&D line.

Clearly, we know the acetaminophen molecule very well. We believe that Cadence has done some innovative things with it, and there is an opportunity for us, obviously, to learn from them, but we think that pretty rapidly, there is going to be a fair amount of synergy between the two R&D lines. Let me turn it to Matt for the second question.

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

As I mentioned earlier, the non-operating losses that Cadence Pharmaceuticals has on their books does provide us an opportunity, from a tax viewpoint, and we will take full advantage of what the opportunity exists there, and one of the interesting elements of the deal is what we can do, as it relates to our tax rate.

Operator

The next question comes from Marc Goodman of UBS.

Marc Goodman - UBS - Analyst

I just want to make sure I understand some of the facts. The settlement for the product goes out seven years, so you are paying $1.3 billion for a product with seven years of life to it.

So obviously you are thinking that this is going to be a pretty big product, as far as driving cash flow. So I was curious, what are your peak sales estimates for OFIRMEV, and is there some lifecycle strategy we don’t know about, to protect the product corridor?

Second, on the synergies, you didn’t want to talk about the synergies. But I just want to make sure, when you say modest, they’re doing about $100 million of SG&A, and we don’t have a sales force in sales and marketing.

You said that G&A is going to be modest, so should we be thinking $20 million or $30 million cut? Why don’t you want to be more clear on the synergies? Thanks.

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

I will answer the first question as it relates to synergies. You are probably in the ballpark, maybe a little to the higher end, in what you said there. Keep in mind, we are going to retain the sales and marketing organization, it is very important for us, in this transaction.

We also committed, as we said earlier, that we will update our guidance in the future, once this transaction is farther along. It is a bit early right now to be committing any further than what we have today, but clearly, this provides us a good upside opportunity, and this product should be an important growth driver of our brands franchise. With that, I’ll turn it back over to Mark.

Mark Trudeau - Mallinckrodt plc - CEO & President

With regards to the way we see the product unfolding, in terms of peak year sales, we probably will not going to go there yet, but the way we think about it is, the product is on a pretty strong growth trajectory. Cadence sold about $50 million in calendar 2012.

They projected over 100% growth rate for 2013, at $110.5 million for projected sales for 2013 calendar year, ended December 31. Clearly, it is on a growth trajectory.

If you look at the penetration of the product, it is relatively modest at this point. As I described earlier, we can see at least three other avenues where there is a significant opportunity to improve utilization, drive utilization, and drive volume.

And certainly there may be some additional commercial opportunities we can consider over time. This is clearly, we believe, a product that has the legs to be successful, and it has also got a successful track record in Europe. This product sold very, very well in the European market as well.

With regards to lifecycle management, that is one of the advantages that Mallinckrodt brings to the party. Knowing the acetaminophen molecule so well and having our formulation capability, certainly the current formulation for OFIRMEV is a very good one, and one that has been difficult, obviously, to replicate, based on Cadence’s recent successes in defending their intellectual property estate.

But Mallinckrodt brings to the party an opportunity to look at other formulation opportunities, as well as other presentation types. There is a number of additional value-enhancing components that Mallinckrodt brings to the party, on top of what we think is already an attractive and growing and profitable asset.

Operator

The next question comes from David Maris of BMO.

David Maris - BMO Capital Markets - Analyst

Mark and Matt, strategically a great fit, it’s accretive, so a lot of people like that. But maybe you could go into a little bit of the financial metrics that you use when looking at these types of deals.

Is it a payback period or return on invested capital, what are your hurdle rates or metrics that you’re using for that? Separately, is it fair to say, I know you’re not prepared to critique yourselves, that is it fair to that - it seems from our calculation, that you wouldn’t have done this deal at $1.3 billion, unless you thought that the product would at least double from where it is now?

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

Thank you for the question. I will answer your first question, and then I’ll hand it over to Mark. We do use basically every metric you outlined.

The most core, as we look at our current base and the businesses we have, is we tend to anchor to the return on invested capital. It is very important we make the right trade-offs between the balance sheet and the P&L.

We also do use a discounted payback period, the IRR, and obviously net present value. We do have sent financial criteria internally for any deal we would do. As we said from day one, anything that we do has to make financial sense, as well as strategic sense, and we feel this acquisition is right in line with what we have been saying all along. Mark?

Mark Trudeau - Mallinckrodt plc - CEO & President

David, in terms of future sales, depending on which base you use, if you use $110.5 million as the base, I would say that we feel very confident we can double from that base. If you are using a different base, certainly, there is the potential for the product to double in sales over time.

David Maris - BMO Capital Markets - Analyst

Thank you very much.

Operator

The next question comes from Chris Caponetti of Morgan Stanley.

Chris Caponetti - Morgan Stanley - Analyst

Congratulations on the transaction. Forgive me, but maybe I can ask the question a different way. Is there any way you can help us quantify just how significant the earnings accretion will be in FY15.

And then finally, Cadence is looking for 2014 net revenues between, I believe it’s about $173 million and $177 million. Just your view on the 2014 revenue guidance they have put forth? Thank you.

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

As Mark just mentioned, we definitely see upside opportunity from a net sales perspective, and at high margins, a lot of that will fall to the bottom line. The sales force is a good size for this product right now. As you grow your top line, you will get some operating leverage that will fall all the way down to the bottom of the P&L.

We’ve already mentioned that we do see some opportunities, as it relates to G&A expenses. As Mark mentioned, from a R&D viewpoint, there is some opportunities there as well.

As you walk your way down the P&L, you are already seeing a good operating income lift, and then we have mentioned a couple times this morning, about how we also see a good tax opportunity here. As you walk your way up and down the P&L, clearly this is a good opportunity for us to get some financial leverage as we move forward. Mark?

Mark Trudeau - Mallinckrodt plc - CEO & President

Thanks, Matt. With regards to the guidance Cadence has given of $173 million to $177 million for 2014 revenues, recognizing those are their numbers at the moment, and it is very difficult for us to comment on those numbers, since those are theirs. However we clearly took that information into account, as we built our models in modeling the deal.

As Matt articulated, we are quite confident that this acquisition will be accretive in 2014, immediately accretive in 2014 and significantly accretive in 2015. Again, it is premature, really, for us to comment specifically on the guidance that Cadence has given, but our intent is over time, we will be updating our guidance as well, since the guidance we just gave last week does not reflect this acquisition.

Chris Caponetti - Morgan Stanley - Analyst

Great, Matt, just a quick follow-up for you. In terms of the tax synergies, you had mentioned it would be gradual, but I am just wondering, what is to stop you from immediately redomiciling the Cadence assets into Ireland?

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

What I meant was we will look at every single opportunity as it relates to tax, and obviously, as we mentioned in the script, that the business will be fully folded into Mallinckrodt, which is an Irish-based company, so we will certainly get that opportunity in the tax line quickly. What I was specifically referring to is, this is a great acquisition for us, and helps us from a tax viewpoint, but it must be taken in the context of a broader company.

Obviously, we have a large company, and so this will help us and aid us in furthering to take our tax rate down, but that also has to be added to the business we have today. So, thank you for helping me clarify that point.

Chris Caponetti - Morgan Stanley - Analyst

Thanks very much.

Operator

The next question comes from Douglas Tsao of Barclays.

Douglas Tsao - Barclays Capital - Analyst

Mark or Matt, if you could review your comments, in terms of how you feel about where your balance sheet is right now, in terms of the ability to deploy more capital? I think my math suggested this takes you to roughly two times EBITDA. What is the comfort level you have in taking that out further?

Matt Harbaugh - Mallinckrodt plc - SVP & CFO

As we mentioned earlier, the first thing I would anchor you to is that we have enjoyed strong cash generation since we were spun out, and we continue to see that, as we move forward into the future. We have very strong cash-generating capabilities. While we are taking on a significant amount of debt in this transaction, we also are going to leave ourselves the flexibility to do more, or pay down that debt.

We do think the cash generating capabilities of Cadence, added to Mallinckrodt, furthers our ability to give us room and flexibility. From a short-term viewpoint, yes, we are taking on a fair bit of debt onto the balance sheet, but we think we have got plenty of room here, as we move forward, as it relates to an array of options with the cash that we are generating in our underlying business. Mark?

Mark Trudeau - Mallinckrodt plc - CEO & President

I would just confirm that. We have said, look, that we’re going to be acquisitive in the marketplace, this is a demonstration of that. We want to continue to do this.

The Cadence transaction, as I mentioned, really gives us that additional platform now, upon which we can build other assets. We had two elements of a platform before in our generics business, and our controlled substance brands business, and those are still two great platforms. We have added a third platform now, for ourselves, and that is the opportunity to further build out of the hospital channel.

Douglas Tsao - Barclays Capital - Analyst

So we should interpret that, Mark, that you’re going to look broadly within the institutional space?

Mark Trudeau - Mallinckrodt plc - CEO & President

Doug, just like we have said before, what we are looking for are things that fit well with our core capability set, so we’re good at controlled substances, we’re good at formulation. We’ve got an expertise in pain, and we said we would look for things that are immediately accretive, and potentially would create adjacencies for us.

We have now created one of those adjacencies, a channel adjacency, and we have entered that channel adjacency on the back of something that we know well, which is our pain business, and our acetaminophen manufacturing heritage. The natural adjacency for us to move into, and now enables us to, in addition to what we were doing before, consider other assets in the institutional setting.

Douglas Tsao - Barclays Capital - Analyst

Great, thank you.

Operator

Thank you for all your questions, ladies and gentlemen. That now concludes the question-and-answer session. I will turn the conference over to Mark Trudeau for closing remarks.

Mark Trudeau - Mallinckrodt plc - CEO & President

Thanks to all of you for your questions, and for a reminder, materials concerning today’s announcement and a replay of this call will be available on the investor relations section of our website. As I said before, today is yet another landmark day in Mallinckrodt’s journey as a public entity, as we make great progress on our operational and strategic plans.

The underlying strength and performance of our base business were clearly demonstrated in our strong fiscal first-quarter 2014 results, reported last week, and today, we announced the advance of our first strategic transaction, the proposed acquisition of Cadence pharmaceuticals.

We believe our future is very bright, and our board and leadership team are highly energized and focused on driving value for shareholders. Thank you for your interest in Mallinckrodt, and for joining us on today’s call.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of Cadence Pharmaceuticals, Inc. (“Cadence Pharmaceuticals”) referenced in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Mallinckrodt plc (“Mallinckrodt”) and its subsidiary will file with the Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Mallinckrodt and its subsidiary will file tender offer materials on Schedule TO, and thereafter Cadence Pharmaceuticals will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF CADENCE PHARMACEUTICALS COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF CADENCE PHARMACEUTICALS COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Cadence Pharmaceuticals common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Mallinckrodt plcat 675 James S. McDonnell Blvd, Hazelwood, MO 63042, Attention: John Moten, Vice President Investor Relations, (314) 654-6650. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Cadence Pharmaceuticals and Mallinckrodt file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Cadence Pharmaceuticals or Mallinckrodt at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Cadence Pharmaceuticals’ and Mallinckrodt’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt and Cadence Pharmaceuticals operate; the commercial success of OFIRMEV; Mallinckrodt’s and Cadence Pharmaceuticals’ ability to protect intellectual property rights; the uncertainty of approval under the Hart Scott Rodino Antitrust Improvements Act; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the tender offer and the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Cadence Pharmaceuticals’ operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Cadence Pharmaceuticals’ performance and maintenance of important business relationships; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to our technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligation under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2013, as well as Cadence Pharmaceuticals’ SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Cadence Pharmaceuticals or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.